UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549

                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934
                          (Amendment No. ___)

                        Airspan Networks, Inc.
                        ----------------------
                           (Name of Issuer)

                    Common Stock, $.0003 par value
                    ------------------------------
                    (Title of Class of Securities)

                               00950H102
                            --------------
                            (CUSIP Number)

                           October 20, 2006
        -------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [ ] Rule 13d-1(b)
          [X} Rule 13d-1(c)
          [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 00950H102                  SCHEDULE 13G                Page 2 of 10

1   Name of Reporting Person              STEPHENS INVESTMENT MANAGEMENT, LLC

    IRS Identification No. of Above Person                         37-1453825

2   Check the Appropriate Box if a member of a Group                 (a)  [ ]

                                                                     (b)  [ ]

3   SEC USE ONLY

4   Citizenship or Place of Organization                             DELAWARE

   NUMBER OF       5    Sole Voting Power                           3,745,678
    SHARES
 BENEFICIALLY      6    Shared Voting Power                                 0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                      3,745,678
  PERSON WITH
                   8    Shared Dispositive Power                            0

9    Aggregate Amount Beneficially Owned by Each Reporting Person   3,745,678

10   Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares                                                       [ ]

11   Percent of Class Represented by Amount in Row 9                     9.3%

12   Type of Reporting Person                                              OO


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CUSIP No. 00950H102                  SCHEDULE 13G                Page 3 of 10

1   Name of Reporting Person                                 PAUL H. STEPHENS

    IRS Identification No. of Above Person

2   Check the Appropriate Box if a member of a Group                 (a)  [ ]

                                                                     (b)  [ ]

3   SEC USE ONLY

4   Citizenship or Place of Organization                        UNITED STATES

   NUMBER OF       5    Sole Voting Power                           3,745,678
    SHARES
 BENEFICIALLY      6    Shared Voting Power                                 0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                      3,745,678
  PERSON WITH
                   8    Shared Dispositive Power                            0

9    Aggregate Amount Beneficially Owned by Each Reporting Person   3,745,678

10   Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares                                                       [ ]

11   Percent of Class Represented by Amount in Row 9                     9.3%

12   Type of Reporting Person                                           IN/HC


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CUSIP No. 00950H102                  SCHEDULE 13G                Page 4 of 10

1   Name of Reporting Person                             P. BARTLETT STEPHENS

    IRS Identification No. of Above Person

2   Check the Appropriate Box if a member of a Group                 (a)  [ ]

                                                                     (b)  [ ]

3   SEC USE ONLY

4   Citizenship or Place of Organization                        UNITED STATES

   NUMBER OF       5    Sole Voting Power                           3,745,678
    SHARES
 BENEFICIALLY      6    Shared Voting Power                                 0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                      3,745,678
  PERSON WITH
                   8    Shared Dispositive Power                            0

9    Aggregate Amount Beneficially Owned by Each Reporting Person   3,745,678

10   Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares                                                       [ ]

11   Percent of Class Represented by Amount in Row 9                     9.3%

12   Type of Reporting Person                                           IN/HC


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CUSIP No. 00950H102                  SCHEDULE 13G                Page 5 of 10

1   Name of Reporting Person                             W. BRADFORD STEPHENS

    IRS Identification No. of Above Person

2   Check the Appropriate Box if a member of a Group                 (a)  [ ]

                                                                     (b)  [ ]

3   SEC USE ONLY

4   Citizenship or Place of Organization                        UNITED STATES

   NUMBER OF       5    Sole Voting Power                           3,745,678
    SHARES
 BENEFICIALLY      6    Shared Voting Power                                 0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                      3,745,678
  PERSON WITH
                   8    Shared Dispositive Power                            0

9    Aggregate Amount Beneficially Owned by Each Reporting Person   3,745,678

10   Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares                                                       [ ]

11   Percent of Class Represented by Amount in Row 9                     9.3%

12   Type of Reporting Person                                           IN/HC


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CUSIP No. 00950H102                  SCHEDULE 13G                Page 6 of 10

Item 1(a).  Name of Issuer:

            Airspan Networks, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            777 Yamato Road, Suite 310
            Boca Raton, FL  33431

Item 2(a).  Names of Persons Filing:

            Stephens Investment Management, LLC ("SIM")

            Paul H. Stephens ("Paul Stephens")

            P. Bartlett Stephens ("Bart Stephens")

            W. Bradford Stephens ("Brad Stephens")

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            The principal business address of each reporting person is One Sansome Street, Suite 2900, San Francisco, CA 94104.

Item 2(c).  Citizenship:

            Reference is made to Item 4 of pages 2-5 of this Schedule 13G (this "Schedule"), which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:

            Common Stock, $.0003 par value per share

Item 2(e).  CUSIP Number:

            00950H102

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

            (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
            78c).

            (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

            (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

            (e) [ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

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CUSIP No. 00950H102                  SCHEDULE 13G                Page 7 of 10

            (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

            (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

            (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

            (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

            (j) [ ] Group, in accordance with  240.13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

            Reference is hereby made to Items 5-9 and 11 of pages 2-5 of this Schedule, which Items are incorporated by reference herein.

            SIM, as general partner and investment manager of certain client accounts, may be deemed to have the power to direct the voting or disposition of the Issuer's common stock held by such accounts. Therefore, SIM, as those accounts' general partner and investment manager, and Paul Stephens, Brad Stephens and Bart Stephens, as managing members and owners of SIM, may be deemed to beneficially own the common stock owned by those accounts for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, insofar as they may be deemed to have the power to direct the voting or disposition of that common stock.

            Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that SIM, Paul Stephens, Brad Stephens or Bart Stephens is, for any other purpose, the beneficial owner of any securities to which this Schedule relates, and each of SIM, Paul Stephens, Brad Stephens and Bart Stephens disclaims beneficial ownership as to those securities, except to the extent of his or its pecuniary interests therein. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of the other individual general partners, directors, executive officers, and members of SIM is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

            The calculation of percentage of beneficial ownership in item 11 of pages 2-5 was derived from the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2006, in which the Issuer stated that the number of shares of common stock, $.0003 par value per share, outstanding as of November 8, 2006 was 40,385,882.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

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CUSIP No. 00950H102                  SCHEDULE 13G                Page 8 of 10



Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            SIM serves as general partner and investment manager to certain client accounts that have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's common stock. Other than as reported in this Schedule, no individual client's holdings exceed five percent of that common stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certifications.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP No. 00950H102                  SCHEDULE 13G                Page 9 of 10


                                      Signature

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 9, 2007         STEPHENS INVESTMENT MANAGEMENT, LLC


                                 By: /s/W. Bradford Stephens
                                    -----------------------------------------
                                    W. Bradford Stephens
                                    Its Managing Member


                                     /s/W. Bradford Stephens
                                 --------------------------------------------
                                 W. Bradford Stephens


                                     /s/P. Bartlett Stephens
                                 --------------------------------------------
                                 P. Bartlett Stephens


                                     /s/Paul H. Stephens
                                 --------------------------------------------
                                 Paul H. Stephens




                                   EXHIBIT INDEX

        Exhibit A            Joint Filing Undertaking                 Page 10


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CUSIP No. 00950H102                  SCHEDULE 13G               Page 10 of 10


                                       EXHIBIT A

                              JOINT FILING UNDERTAKING

           The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.


Dated:  February 9, 2007         STEPHENS INVESTMENT MANAGEMENT, LLC


                                 By: /s/W. Bradford Stephens
                                    -----------------------------------------
                                    W. Bradford Stephens
                                    Its Managing Member


                                    /s/Paul H. Stephens
                                 --------------------------------------------
                                 Paul H. Stephens


                                   /s/W. Bradford Stephens
                                 --------------------------------------------
                                 W. Bradford Stephens


                                   /s/P. Bartlett Stephens
                                 --------------------------------------------
                                 P. Bartlett Stephens